Exhibit 23.6
Consent of Zooknic
     Zooknic grants The Go Daddy Group, Inc. permission to disclose the following information taken from the Forecast Deliverable report in all filings made by The Go Daddy Group, Inc. with the U.S. Securities and Exchange Commission.
     “According to Zooknic, an Internet research firm, as of December 31, 2005, there were approximately 94 million registered domain names worldwide, and this number is expected to increase to approximately 240 million in 2010, representing an annual growth rate of 21%.”
     It is understood by both Zooknic and The Go Daddy Group, Inc. that Zooknic will be credited as the source of publication.

June 13, 2006	Zooknic
/s/ Matthew Zook
Matthew Zook
	Title:	President